FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from  ________ to _________

Commission file numbers:
333-38196

A.	Full title of the plan and the address of the plan, if different from that of the issuer name below:

IMATION RETIREMENT INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

IMATION CORP.
1 Imation Place
Oakdale, Minnesota 55128-3414

IMATION RETIREMENT INVESTMENT PLAN

REPORT ON AUDITS OF FINANCIAL STATEMENTS
as of December 31, 2000 and 1999
and
for the year ended December 31, 2000
and Supplemental Schedules
as of and for the year ended December 31, 2000

IMATION RETIREMENT INVESTMENT PLAN
INDEX

Report of Independent Accountants

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2000

Notes to Financial Statements

Supplemental Schedules:
Schedule of Assets Held for Investment Purposes as of December 31, 2000

Schedule of Reportable Transactions for the year ended December 31, 2000

Schedule of Non-Exempt Transactions for the year ended December 31, 2000

Signature

Exhibit Index

REPORT OF INDEPENDENT ACCOUNTANTS

To the Pension and Retirement Committee of
Imation Corp.:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Imation Retirement Investment Plan (the Plan) as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules referred to in the accompanying index on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Minneapolis, Minnesota
June 15, 2001

IMATION RETIREMENT INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
as of December 31,  2000 and 1999

ASSETS

	2000	1999

Investments	$403,348,212	$456,315,234

Receivables:
Participant loans	12,290,428	13,702,348
Employer contributions	731,279	430,342
Participant contributions	4,446	966,512
Securities sold	636,599	695,767

Total Assets	417,010,964	472,110,203

LIABILITIES

ESOP notes payable to Imation	2,457,885	11,041,179
Accrued interest	131,682	357,238
Other liabilities	-	29,213

Total liabilities	2,589,567	11,427,630

Net assets available for benefits	$414,421,397	$460,682,573

The accompanying notes are an integral part of the financial statements.

IMATION RETIREMENT INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
for the year ended December 31, 2000

Additions:
Contributions:
Participant	$14,306,096
Employer	9,580,488
Rollover	1,661,304
Investment income:
Interest income	5,644,894
Dividend income	13,111,480

44,304,262

Deductions:
Distributions to participants	45,370,931
Net depreciation in fair value of investments	44,631,145
Administrative expenses	321,866
Interest expense	241,496

90,565,438

Net decrease	(46,261,176)

Net assets available for benefits, beginning of period	460,682,573

Net assets available for benefits, end of period	$414,421,397

The accompanying notes are an integral part of the financial statements.

IMATION RETIREMENT INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1.          Description of Plan

The following brief description of the Imation Retirement Investment Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility and other matters.

General

Imation Corp. (Imation or the Company) became an independent, publicly-held company as of July 1, 1996, when Minnesota Mining and Manufacturing Company (3M) spun-off its data storage and imaging systems businesses (the Distribution).  In connection with the Distribution, the Company established the Plan effective July 1, 1996 for the benefit of its employees.  Effective July 1, 1996, the account balances of all employees of Imation who were formerly employed by 3M and the respective plan assets and liabilities attributable to such account balances were transferred from the 3M Voluntary Investment Plan and Employee Stock Ownership Plan (the VIP Plan) to the Plan.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  Substantially all active United States salaried and non-union hourly employees of Imation are eligible to participate in the Plan.

Contributions

Participant Contributions and Rollovers

The Plan is comprised of four accounts containing participants’ contributions and the related earnings thereon:  the Retirement Savings Account (RSA), the Thrift Account, the Individual Retirement Account (IRA) and the Rollover Account.  The RSA contains the amounts attributable to participants’ pre-tax contributions made under the provisions of the Plan, along with pre-tax contribution amounts attributed to the participants’ RSA accounts which were transferred from the VIP Plan.  The Plan allows participants to contribute from 1% to 15% of their annual compensation to the RSA through pre-tax salary deferrals, not to exceed the Internal Revenue Service (IRS) limits.  Participants may change the level of their contributions daily.  These changes are effective at the beginning of the succeeding payroll period.  The Thrift Account and the IRA are not contribution options under the Plan, but instead, represent participant accounts under the VIP Plan that were transferred into the Plan as of July 1, 1996.  The Thrift Account contains the amounts attributable to participants’ after-tax contributions made under the provisions of the VIP Plan.  The IRA represents the amounts attributable to participants’ deductible employee contributions made under the provisions of the VIP Plan in effect prior to 1987.  The Rollover Account contains the amounts contributed to the Plan or transferred from the VIP Plan Rollover Account related to rollover contributions from a former employer’s qualified plan.

Company Contributions

The Plan is comprised of three accounts containing Company contributions and the related earnings thereon:  the Company Match Account (CMA), the Performance Pay Account (PPA) and the Company Contribution Account, Pre-7/96 (CCA).

Imation utilizes an Employee Stock Ownership Plan (ESOP) arrangement within the Plan to fund the Company’s contributions.  Basic matching contributions are made from the ESOP to the CMA in the form of Imation common stock at a rate of 100% of each participant’s RSA contributions up to and including 3% of the participant’s compensation and 25% of each participant’s RSA contributions greater than 3% but not exceeding 6% of the participant’s compensation.  Imation’s contributions to the CMA for the year ended December 31, 2000 totaled $7,740,903.

At the discretion of the Company’s Pension and Retirement Committee, additional employer contributions from the ESOP may also be made to the PPA if the Company meets certain financial targets, with overall contributions not to exceed 3% of all participants’ compensation.  Imation’s contribution to the PPA during the year ended December 31, 2000 was $1,839,585.

Annual cash contributions made by Imation to the Plan must be sufficient to fund the ESOP-related debt service.

The CCA contains assets attributable to contributions received from 3M under the VIP Plan that were transferred into the Plan as of July 1, 1996.  There will be no further Company contributions to the CCA.

Vesting

Participants shall at all times have fully vested, nonforfeitable interest in all of their accounts under the Plan.

Payment of Benefits

Subject to certain federal tax considerations, participants may withdraw funds from the Thrift Account, IRA or Rollover Account at any time.  Participants may withdraw funds from the RSA, CMA, PPA or CCA upon reaching age 59-1/2, termination of employment, total and permanent disability or death.  Participants may elect to receive their benefits through a lump sum distribution, two or more partial payments or monthly, quarterly, semi-annual or annual installments.

Participant Accounts and Balances

The participants are allowed to direct their contributions into a variety of investment funds, consisting of mutual funds, commingled trust funds, common/collective trust funds, and a Plan-specific fund that invests in high-quality, U.S. dollar-denominated, interest-bearing investment contracts.  Effective June 1, 2000, a fund which invests solely in Imation common stock was added as an investment option to which participants may direct their contributions.  In addition to the participant-directed investment options, the Plan maintains a separate Imation common stock fund and a 3M Stock Fund, which hold investments primarily in the common stock of each of the respective companies.

Loans to Participants

Participants may borrow against their RSA and Rollover Account balances.  The total number of loans outstanding to an individual participant may not exceed two at any time and the maximum amount of a participant’s loans may not exceed the lesser of:
•	50% of the combined value of the participant’s balances in the RSA, Rollover Account, Loan Account, CCA and CMA, reduced by the existing loan balance,

•	$50,000 reduced by the highest outstanding balance of loans from the Plan to the participant during the 12-month period ending on the day before the date of the new loan, or
•	90% of the combined value of the participant’s balances in the RSA and Rollover Account.

The minimum loan amount shall be $500.  Loan terms range from one to sixty months at annual interest rates equal to the prime rate plus 1% on the date of loan origination.  Principal and interest are repaid ratably through payroll deductions.

Interfund Transfers

Participants may reallocate their RSA, Thrift Account, IRA and Rollover Account balances between the various investment fund options, other than the non participant-directed Imation common stock fund and the 3M Stock Fund.  In addition, participants who have either retired after reaching age 55 or who have reached age 55 and completed at least five years of service with the Company (including years of service with 3M) may transfer up to 50% of the value of their non participant-directed Imation common stock held in the CMA and PPA to any other investment funds other than the 3M Stock Fund.  Participants may also transfer the value of their 3M common stock held in the CCA from the 3M Stock Fund to any other investment funds other than the non participant-directed Imation common stock fund.

Administrative Costs

Imation pays all of its internal administrative costs of the Plan.  External administrative costs, including participant communication expenses, trustee fees, recordkeeping fees and investment management expenses, are proportionately paid by the Plan’s various investment funds and accounts.

Plan Termination

While Imation has not expressed any intent to discontinue the Plan, it may do so at any time, subject to the provisions of ERISA.  In the event such discontinuance results in the termination of the Plan, the net assets of the Plan are to be distributed to the participants in accordance with the Plan document.

2.          Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared under the accrual method of accounting, which recognizes income when earned and expenses when incurred.

Valuation of Investments

Investments of the Plan as of December 31, 2000 and 1999 consist primarily of mutual funds, commingled trust funds, Imation and 3M common stock, cash equivalents and investment contracts.  The investments in mutual funds and common stock are stated at fair value as determined by quoted market prices.  The investments in the commingled trust funds are stated at fair value as determined by the quoted market prices of the underlying investments.  The cash equivalents are stated at fair value, which approximates cost.  The investment contracts are stated at contract value (which represents contributions less withdrawals, plus interest earned at fixed rates) which approximates fair value.  The investment contracts’ interest rates ranged from 6.5% to 6.72% and 6.49% to 6.76% as of December 31, 2000 and 1999, respectively.  The contracts’ weighted average interest rates were 6.67% and 6.64% as of December 31, 2000 and 1999, respectively.  The contracts’ interest rates are reset quarterly based on the performance of the underlying investments.  There are certain limitations on the contracts based on events initiated by the employer, as defined in the investment contracts.  The fair value of investments includes accrued investment income.

Investment Income

Interest and dividend income are recorded as earned on an accrual basis.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions

Contributions from participants are recorded in the period the Company makes payroll deductions from Plan participants.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment fund options, which invest in combinations of stocks, bonds, other fixed income securities, mutual funds, investment contracts and other investment securities.  These investments are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits, and that those changes could be unfavorable.

3.          Investments

The following table presents the value of investments as of December 31, 2000 and 1999, with those individual investments representing 5% or more of the Plan’s net assets separately identified:
	2000	1999

Investments, at contract value:
Investment contracts	$10,447,430	$28,847,599
Investments, at fair value:
Mutual funds:
Fidelity Dividend Growth Fund	54,614,261	54,499,819
Fidelity Equity-Income Fund	31,728,620	34,652,100
Other	61,112,925	47,023,144
Commingled trust funds:
Fidelity U.S. Equity Index	88,058,145	111,397,564
Cash equivalents:
Fidelity U.S. Government Reserves	63,328,803	49,667,873
Other	876,131	3,021,498
Imation common stock	29,548,859	65,035,633
3M common stock	63,633,038	62,170,004

Total investments	$403,348,212	$456,315,234

The net (depreciation) appreciation in fair value of investments for the year ended December 31, 2000, including investments purchased or sold, as well as those held during the year, was as follows:

Mutual funds	$(12,891,573)
Commingled trust funds	(8,963,205)
Imation common stock	(34,519,691)
3M common stock	11,743,324

$(44,631,145)

4.          Non Participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non participant-directed investments as of December 31, 2000 and 1999, and for the year ended December 31, 2000, is as follows:
Net Assets	2000	1999

3M common stock	$63,633,038	$ 62,170,004
Imation common stock	28,611,275	65,035,633
Fidelity Institutional Cash Portfolio	876,131	3,021,498

	$93,120,444	$130,227,135

Changes in Net Assets	Year Ended December 31, 2000

Dividends and interest income	$1,347,453
Distributions to participants	(8,325,669)
Net depreciation in fair value of investments	(22,426,870)
Administrative expenses	(86,616)
Transfers to participant-directed investments	(7,614,989)

$(37,106,691)

5.          ESOP Notes Payable to Imation

In 1996, the Plan borrowed $50,000,000 from Imation (the ESOP debt) at an annual rate of interest of 7.5% to purchase Imation common stock.  Interest and principal payments on the ESOP debt are due in 240 equal monthly installments with any prepayments applied first to accrued interest and then to scheduled principal payments in order of maturity.  The debt is collateralized by the non participant-directed Imation common stock held by the Plan and not yet released as collateral.  The non participant-directed Imation common stock is released as collateral as the debt is repaid.  This stock is then allocated to participants as it is earned based on Imation’s matching requirements or PPA contributions.

As of December 31, 2000 and 1999, the ESOP debt was collateralized by 112,694 and 453,239, respectively, of unreleased shares of Imation common stock with a fair value of $1,746,757 and $15,211,834, respectively.  Future payments on the ESOP debt will be paid through contributions from Imation.  For the year ended December 31, 2000, there were 333,426 shares of Imation stock with a total fair value of $7,956,088 allocated to Plan participants.

As of December 31, 2000, the Plan had prepaid $46,190,004 of principal on the debt.  The next scheduled payment on the ESOP debt is in 2016.

6.          Tax Status

The Plan has received a favorable determination letter from the IRS, dated June 30, 1997, indicating that the Plan constitutes a qualified trust under section 401(a) of the Internal Revenue Code (IRC) and is therefore generally exempt from federal income taxes under provisions of Section 501(a).

The Plan has been amended since receiving the determination letter.  However, the Plan’s administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.          Related Party Transactions

Fidelity Management Trust Company (the Trustee) administers the assets of the Plan and executes transactions therein.  The Trustee is authorized, under contract provisions and by ERISA regulations which provide administrative and statutory exemptions, to invest in funds under its control and in securities of Imation.  For the year ended December 31, 2000, such purchases and sales were as follows:
	Purchases	Sales

Imation common stock	$1,771,703	$2,650,090
Trustee-controlled funds	100,796,378	114,462,689

SUPPLEMENTAL SCHEDULES

IMATION RETIREMENT INVESTMENT PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
as of December 31, 2000

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost **	Current Value

	Morgan Guaranty Trust	Investment contract, 6.72%		$7,630,610

	CDC	Investment contract, 6.5%		2,816,820

*	Fidelity Management Trust Company	Fidelity Dividend Growth Fund		54,614,261

*	Fidelity Management Trust Company	Fidelity Equity-Income Fund		31,728,620

*	Fidelity Management Trust Company	Fidelity Puritan Fund		17,341,431

	Harbor Capital Advisors, Inc.	Harbor International Fund		18,717,130

	Undiscovered Managers, LLC	Undiscovered Managers Behavioral Growth Fund		17,070,692

*	Fidelity Management Trust Company	Fidelity Blue Chip Fund		7,983,672

*	Fidelity Management Trust Company	Fidelity U.S. Equity Index		88,058,145

*	Fidelity Management Trust Company	Fidelity U.S. Government Reserves		63,328,803

*	Fidelity Management Trust Company	Fidelity Institutional Cash Portfolio	$876,131	876,131

*	Imation Corp.	Common stock, $0.01 par value	44,057,466	29,548,859

	Minnesota Mining and Manufacturing Company	Common stock, no par value	35,017,236	63,633,038

*	Participant loans receivable	Interest rates of 9.75% to 10.5%		12,290,428

				$415,638,640

*	Denotes party-in-interest.
**	Certain information in column (d) is excluded due to nonapplicability because the investments are participant-directed.

IMATION RETIREMENT INVESTMENT PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
for the year ended December 31, 2000

					(h)
(a) Identity of Party involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	Current Value of Asset on Transaction Date	(i) Net Gain (Loss)

Fidelity Management Trust Company	Fidelity Institutional Cash Portfolio:
	Purchases	$12,921,357		$12,921,357	$12,921,357
	Sales		$15,066,724	15,066,724	15,066,724

Note:	Columns (e) and (f) are excluded as they are not applicable.
Note:	Activity related to participant-directed transactions is excluded from this schedule because this information is not applicable.

IMATION RETIREMENT INVESTMENT PLAN
SCHEDULE OF NON-EXEMPT TRANSACTIONS
for the year ended December 31, 2000

(a)	(b)	(c)
Identity of Party Involved	Relationship to Plan, Employer or Other Party-in-Interest	Description of Transactions Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value

Imation Corp.	Plan Sponsor	During the year ended December 31, 2000, Imation failed to remit participant contributions to the Plan on a timely basis on one occasion. Imation subsequently identified this transaction and implemented a corrective action plan to ensure that the affected Plan participants’ account balances were corrected for any lost investment earnings. In September 2000, Imation contributed $1,265 to the Plan to correct the affected participants’ accounts balances for lost investment earnings.

Note:	Columns (d) through (j) are excluded because they are not applicable.

IMATION RETIREMENT INVESTMENT PLAN
EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document

(23)	Consent of Independent Accountants

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IMATION RETIREMENT INVESTMENT PLAN
DATE	June 29, 2001	By: /s/ Robert L. Edwards
Robert L. Edwards
Senior Vice President, Chief Financial Officer and Chief Administrative Officer
(member of the Pension and Retirement Committee for the Imation Retirement Investment Plan)